1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	July 8, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC June 2022 Revenue Report

HSINCHU, Taiwan, R.O.C. – Jul. 8, 2022 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for June 2022: On a consolidated basis, revenue for June 2022 was approximately NT$175.87 billion, a decrease of 5.3 percent from May 2022 and an increase of 18.5 percent from June 2021. Revenue for January through June 2022 totaled NT$1,025.22 billion, an increase of 39.6 percent compared to the same period in 2021.

TSMC June Revenue Report (Consolidated):

(Unit:NT$ million)
Period	June 2022	May 2022	M-o-M Increase (Decrease) %	June 2021	Y-o-Y Increase (Decrease) %	January to June 2022	January to June 2021	Y-o-Y Increase (Decrease) %
Net Revenue	175,874	185,705	(5.3)	148,471	18.5	1,025,217	734,555	39.6

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext. 7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of June 2022.

1.	Revenue (in NT$ thousands)
	Period	Items	2022	2021
	Jun.	Net Revenue	175,874,001	148,470,660
	Jan. ~ Jun.	Net Revenue	1,025,216,681	734,555,352

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		78,288,774	38,818,060
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		578,607,524	2,473,266
	TSMC**			193,193,000
	TSMC***			238,739,587
	TSMC Japan Ltd.****		302,200	287,496

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	97,269,884
	Mark to Market Profit/Loss	(542,604)
	Unrealized Profit/Loss	(51,413)
Expired Contracts	Notional Amount	548,880,826
	Realized Profit/Loss	(5,154,259)
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	36,914,906
	Mark to Market Profit/Loss	100,923
	Unrealized Profit/Loss	129,769
Expired Contracts	Notional Amount	164,638,684
	Realized Profit/Loss	(1,769,714)
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	6,955,760
	Mark to Market Profit/Loss	(51,452)
	Unrealized Profit/Loss	(40,510)
Expired Contracts	Notional Amount	70,471,191
	Realized Profit/Loss	(441,225)
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.

‧TSMC Global
		Future
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,490,704
	Mark to Market Profit/Loss	44,686
	Unrealized Profit/Loss	49,959
Expired Contracts	Notional Amount	8,108,162
	Realized Profit/Loss	138,545
Equity price linked product (Y/N)		N

‧TSMC Arizona
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(24,270)
Expired Contracts	Notional Amount	27,877,770
	Realized Profit/Loss	1,380,966
Equity price linked product (Y/N)		N